ADVANCED SERIES TRUST

655 BROAD STREET

NEWARK, NJ 07102

December 3, 2018

VIA EDGAR SUBMISSION

Mr. Patrick Scott

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Advanced Series Trust: Form N-1A

Post-Effective Amendment No. 160 to the

Registration Statement under the Securities Act of 1933;

Amendment No. 162 to the Registration Statement under

the Investment Company Act of 1940

Securities Act Registration No. 033-24962

Investment Company Act No. 811-05186

Request for Acceleration of Registration Effectiveness

Dear Mr. Scott:

On October 1, 2018, via the EDGAR system, Advanced Series Trust (the Registrant) filed Post-Effective Amendment No. 160 to the registration statement on Form N-1A under the Securities Act of 1933, as amended (the Securities Act) (File No. 033-24962; Accession No. 0000067590-18-001550) (the Amendment). The Amendment was filed solely for the purpose of adding the AST Bond Portfolio 2030 as a new series to the Registrant.

Pursuant to Rule 461 under the Securities Act, the Registrant hereby respectfully requests that the effective date of the Registrant’s above-referenced registration statement be accelerated so that it will become effective on December 11, 2018, or as soon as practicable thereafter. The Registrant is aware of its obligations under the Securities Act.

Should you have any questions please feel free to contact the undersigned at (973) 367-7659.

Sincerely yours,

/s/ Melissa Gonzalez
Melissa Gonzalez
Vice President and Corporate Counsel